Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004


  February 11, 2005

VIA EDGAR


U.S. Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, D.C.  20549

Re:      RYDEX ETF TRUST (FILE NOS. 333-101625 AND 811-21261)
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         FILING PURSUANT TO RULE 485(A)
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Ladies and Gentlemen:

On behalf of our client, Rydex ETF Trust (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 3 to the Trust's Registration Statement on Form N-1A.

This filing is being made for the purpose of introducing one new series into the
Trust: the Rydex Russell Top 50 ETF.

Please direct any questions or comments you may have to my attention at the address listed above. In addition, please feel free to contact me at
202.739.5654 with your questions or comments.

Sincerely,

/S/ W. JOHN MCGUIRE
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W. John McGuire